Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2021 and 2022. This section should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.1— Unaudited Interim Condensed Consolidated Financial Statements of BIT Mining Limited as of December 31, 2021 and June 30, 2022 and for the six months ended June 30, 2021 and 2022.” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2021, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2021, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 7, 2022.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to BIT Mining Limited, its predecessor entities, its subsidiaries and consolidated affiliated subsidiaries. “VIE” refers to variable interest entity.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We have four primary business segments covering self-mining, mining pool, data center operation and miner manufacturing and we are pursuing a development strategy to focus on cryptocurrency mining operations globally.

Cryptocurrency mining business

We operated cryptocurrency mining machines for the sole purpose of mining cryptocurrencies (primarily Bitcoin and Ethereum) since February 2021, which we may sell for fiat currency for our own account from time to time depending on market condition and management's determination of our cash flow needs. As of the date of this report, the total hash rate capacity of our online Ethereum Classic mining machines and Bitcoin mining machines are approximately 4,296.2GH/s and 65.6PH/s. For the six months ended June 30, 2022, we produced 10,318 Ethereum from our Ethereum cryptocurrency mining operations and recognized revenue of approximately US$27.2 million (from February 2021 to June 30, 2021: nil) and produced 263 Bitcoins from our Bitcoin cryptocurrency mining operations and recognized revenue of approximately US$10.4 million (from February 2021 to June 30, 2021: US$11.4 million).

Data center business

We formerly conducted our data center business in mainland China through Loto Interactive Limited (“Loto Interactive”) and its subsidiaries. After suspending the operations of two data centers in Sichuan province, China, we have migrated our data center operations overseas and are currently in the process of investing in or constructing cryptocurrency mining data centers in overseas jurisdictions outside of mainland China. On July 12, 2022, we entered into a share sale and purchase agreement (the “Sale and Purchase Agreement”) with an unaffiliated third party (the “Buyer”), pursuant to which we agreed to sell, and the Buyer agreed to purchase, approximately 51% of the total issued share capital of Loto Interactive, representing 279,673,200 shares of Loto Interactive at the price of HK$0.28 per share for a total consideration of HK$78,308,496 (the “Transaction”). After the Transaction, our Company’s share ownership in Loto Interactive decreased to 8.79%.

In September 2021, we entered into a Membership Interest Purchase Agreement and certain other auxiliary agreements with Viking Data Centers, LLC (“Viking Data Centers”) to acquire the 51% equity interest in Asgard Data Centers LLC (“Asgard”), which intended to operate a cryptocurrency mining data center in Ohio (the “Ohio Mining Site”). In October 2021, we increased our equity interest ownership in the Ohio Mining Site to 55%. The Ohio mining site has a total planned power capacity up to 150 megawatts (“MW”). In June 2022, we entered into an agreement with Viking Data Centers that we agreed to purchase all remaining equity interest from Viking Data Centers for approximately US$17.8 million, by transferring certain assets that represent 67.5MW, or 45%, of total planned power capacity at the Ohio Mining Site. After completion of the transaction, we have exclusive access to 82.5MW of planned electrical power and Viking Data Centers has exclusive access to the remaining 67.5MW, in accordance to their respective equity ownership immediately prior to the transaction. As of the date of this report, 82.5 megawatts have been completed and in operation in the Ohio Mining Site. Revenues of US$3.4 million were generated from Ohio Mining data center business for the six months ended June 30, 2022 (From March 31, 2021 to June 30, 2021, data centers in Sichuan recognized revenues of approximately US$11.4 million).

Mining pool business

On April 15, 2021, we completed the acquisition of the entire mining pool business of Blockchain Technologies Holding Company operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com. Since October 2021, due to regulatory changes in the mainland China, we ceased registering new mining pool customers from mainland China and retired accounts of existing mining pool customers from mainland China. Our mining pool business generated a significant majority of our total revenue of US$413.7 million and US$450.8 million from April 15, 2021 to June 30, 2021 and for the six months ended June 30, 2022, respectively.

Miner manufacturing

On May 31, 2022, we completed the first closing of its previously announced share exchange agreement dated April 5, 2021 (as amended and restated in April 2022, the “Amended and Restated Share Exchange Agreement”) entered into by us and the shareholders (the “Selling Shareholders”) of the acquisition of Bee Computing (HK) Limited (“Bee Computing”). At the first closing of the Amended and Restated Share Exchange Agreement, we issued 16,038,930 of its Class A ordinary shares to the Selling Shareholders. Bee Computing has completed the design of a new generation of highly efficient BTC and DOGE/LTC mining machines utilizing the latest technology. With our partners, we have successfully taped out a 12-nanometer chip and have completed mass production of more than 1,000 Litecoin mining wafers.

Gaming and other services

We are in the process of terminating our online lottery licenses in Europe which belong to The Multi Group (“TMG”), a subsidiary that the Company acquired in July 2017. As of today, TMG has ceased all of its business operations.

In July 2021, we announced our decision to dispose of our lottery related business in mainland China, and terminated all of our lottery business-related VIE contracts. The lottery business-related VIE subsidiaries were deconsolidated and their financial results were no longer included in our consolidated financial statements from the third quarter of 2021 as a result of eliminating the VIE structure.

Our total revenues were US$492.2 million for the six months ended June 30, 2022, representing an increase of US$54.2 million from US$438.0 million for the six months ended June 30, 2021. The increases were mainly due to the acquisition of the mining pool business on April 15, 2021.

Net loss attributable to BIT Mining Limited was US$24.0 million and US$13.1 million for the six months ended June 30, 2022 and June 30, 2021, respectively. Net loss attributable to BIT Mining Limited for the six months ended June 30, 2021 was mainly due to an impairment provision of US$8.9 million provided for cryptocurrency assets and net loss on disposal of cryptocurrencies of US$8.6 million related to the decreasing market prices for cryptocurrencies during the six months ended June 30, 2021. Net loss attributable to BIT Mining Limited for the six months ended June 30, 2022 was mainly due to the decrease of US$7.9 million in gross profit of the cryptocurrency business related to the declines in prices of cryptocurrencies.

Description of Key Statement of Operations Items from Continuing Operation

Revenues

The table below sets forth our net revenues by service types for the six months ended 2021 and 2022:

	For the six months ended June 30,
	2021	2022
	US$	US$
	(in thousands)
Cryptocurrency mining	11,378	37,823
Data center	11,424	3,394
Mining pool	413,650	450,780
Online gaming services in Europe	1,445	8
Others	108	192
Total revenues	438,005	492,197

Our total revenues increased from US$438.0 million in the six months ended June 30, 2021 to US$492.2 million in the six months ended June 30, 2022, primarily due to the revenues attributable to the mining pool business acquired on April 15, 2021. Our mining pool business was consolidated by us on April 15, 2021 and accounted for approximately 91.6% of the total revenues for the six months ended June 30, 2022. Our cryptocurrency mining business and data center business accounted for approximately 8.4% of our total revenues for the six months ended June 30, 2022.

Operating Costs and Expenses

The table below sets forth our operating costs and expenses from continuing operations for the six months ended June 30, 2021 and 2022:

	For the six months ended June 30,
	2021	2022
	US$	US$
	(in thousands)
Operating Costs and Expenses:
Cost of revenue	427,261	489,398
Sales and marketing	454	339
General and administrative	8,561	12,364
Service development	891	2,184
Total operating costs and expenses	437,167	504,285

Our operating costs and expenses consist primarily of cost of revenue, sales and marketing expenses, general and administrative expenses and service development expenses.

Cost of revenue

Our cost of revenue is directly related to the services we provide, and generally fluctuates in line with our revenues.

Our cost of revenue primarily consists of: (i) mining rewards allocated to each providers of computing power (“pool participant”) in exchange for their computing power contributed to the mining pool, (ii) other direct costs related to providing the mining pool service such as server fees and labor for maintaining the mining pool service, (iii) direct production costs related to data center service for operation, leasing expenses for servers hosing and other equipment used in providing online services and cryptocurrency mining business, (iv) depreciation of machinery and equipment related to cryptocurrency mining and data center services, (v) amortization fees, which consist primarily of amortization of intangible assets arising from business combination, (vi) lottery insurance expenses, which consist of insurance premiums charged by insurers for covering the first two categories of winnings in online gaming services for betting on the outcome of lotteries, (vii) platform fees, which consist of fees payable to online gaming software suppliers for providing various online casino games on TMG’s websites and apps, (viii) account handling expenses, which consist primarily of transaction fees charged by banks and third-party payment processors for cash transfers between our users’ accounts on our online platform including websites and mobile applications and their accounts with banks or third-party payment processors, (ix) server leasing and maintenance expenses, which consist primarily of leasing expenses for servers and other equipment used in providing online services, and (x) regulatory and compliance fees, which consist of fees payable to regulatory bodies such as Gambling Commission, HM Revenue and Customs, Malta Gaming Authority and Certria EOOD.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of (i) promotional and marketing expenses, which primarily consist of expenses associated with various promotional events, (ii) salary and benefit expenses for sales and marketing employees, (iii) share-based compensation expenses, (iv) advertising expenses, and (v) commissions to third-party Internet companies, which are service fees we pay to third-party Internet companies for purchase orders placed on our websites by users redirected from their websites. The amount of such commissions paid to third-party Internet companies for each redirected order depends on an agreed-upon allocation ratio.

General and administrative expenses

Our general and administrative expenses consist primarily of (i) share-based compensation expenses, (ii) salary and benefit expenses for our management and general administrative employees, (iii) third-party professional service fees, which consist primarily of professional service fees paid to third-party professionals, (iv) depreciation expenses mainly for improvement of leasehold, (v) office expenses, which consist primarily of office rental and other office administrative expenses, (vi) travel, communication and other business expenses, which consist primarily of expenses associated with business travels, and (vii) credit loss provisions of other receivables, which consist primarily of credit loss of other receivables aging more than three years.

Service development expenses

Our service development expenses consist primarily of salary and benefit expenses for our research and development employees, share-based compensation expenses and rental expenses.

Other operating income

Our other operating income consists primarily of technical services fees received from third parties.

Government grant

For the six months ended June 30, 2021 and 2022, we recognized grants from the local government of Shenzhen. We might recognize similar grants from time to time in the future, but there is no assurance that we will continue to obtain such grants on a regular basis.

Net loss on disposal of cryptocurrencies

Net loss on disposal of cryptocurrencies was attributable to the decreasing market prices for cryptocurrencies by using first-in-first-out (FIFO) to calculate the cost of disposition.

Impairment of cryptocurrency assets

Impairment provided for cryptocurrency assets held in mining pool business, including cryptocurrencies payable to pool participants as a result of the price fluctuation of cryptocurrencies.

Changes in fair value of derivative instrument

Changes in fair value of derivative instrument was related to the changes in fair value of the cryptocurrency assets borrowings from the third-party as derivative instrument.

Changes in fair value of contingent considerations

Changes in fair value of contingent considerations was due to the re-measurement on the fair value of the contingent considerations related to the combination of BTC.com.

Impairment of property and equipment

Impairment of property and equipment was due to a provision for impairment of mining machines of Loto Interactive in Kazakhstan.

Results of Operations

The following summary of the unaudited consolidated financial data for the periods and as of the dates indicated is qualified by reference to, and should be read in conjunction with, our unaudited consolidated financial statements and related notes.

Our historical results do not necessarily indicate our results to be expected for any future period.

	For the six months ended June 30,
	2021*	2022
	US$	US$
	(in thousands, except for per share data)
Consolidated Statement of Comprehensive Loss Data:
Revenues	438,005	492,197
Operating costs and expenses:
Cost of revenue	(427,261)	(489,398)
Sales and marketing	(454)	(339)
General and administrative	(8,561)	(12,364)
Service development	(891)	(2,184)
Total operating costs and expenses	(437,167)	(504,285)
Other operating income	46	276
Government grant	—	9
Other operating expenses	(434)	(1,515)
Net loss on disposal of cryptocurrencies	(8,634)	(2,057)
Impairment of cryptocurrency assets	(8,863)	(12,620)
Changes in fair value of derivative instrument	836	—
Changes in fair value of contingent considerations	—	1,247
Impairment of property and equipment	—	(836)
Operating loss from continuing operations	(16,211)	(27,584)
Other income, net	280	554
Interest income	37	106
Interest expense	(709)	(218)
(Loss) gain from equity method investments	(859)	151
Gain on previously held equity method investment	5,500	—
Gain from disposal of subsidiaries	126	—
Loss before income taxes	(11,836)	(26,991)
Income taxes expense	—	—
Net loss from continuing operations	(11,836)	(26,991)
Loss from discontinued operations, net of applicable income taxes	(2,177)	—
Net loss from discontinued operations, net of applicable income taxes	(2,177)	—
Net loss	(14,013)	(26,991)
Net loss attributable to non-controlling interests from continuing operations	(694)	(2,955)
Net loss attributable to non-controlling interests from discontinued operations	(179)	—
Less: Net loss attributable to non-controlling interests	(873)	(2,955)

Net loss attributable to BIT Mining Limited	(13,140)	(24,036)

Other comprehensive income (loss)
Share of other comprehensive income of an equity method investee	631	—
Reclassification into loss from equity method investments	131	—
Foreign currency translation gain (loss)	864	(902)
Other comprehensive income (loss), net of tax	1,626	(902)
Comprehensive loss	(12,387)	(27,893)
Less: Comprehensive loss attributable to non-controlling interests	(879)	(3,056)
Comprehensive loss attributable to BIT Mining Limited	(11,508)	(24,837)
Losses per share attributable to BIT Mining Limited – Basic and Diluted:
Net loss from continuing operations	(0.020)	(0.033)
Net loss from discontinued operations	(0.004)	—
Net loss	(0.024)	(0.033)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	542,881,582	717,955,865
Diluted	542,881,582	717,955,865

* The Company has changed its reporting currency from Renminbi (“RMB”) to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

About Non-GAAP Financial Measures

As a supplement to net income, we use the non-GAAP financial measure of adjusted net loss which is U.S. GAAP net loss as adjusted to exclude share-based compensation expenses, impairment of acquired intangible assets and goodwill, impairment of long-term investments, deferred tax expenses relating to valuation allowance, gain on previously held equity interest, impairment of property and equipment, changes in fair value of contingent considerations and changes in fair value of derivative instrument. All adjustments are non-cash and we believe they are not reflective of our general business performance. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should not be considered in addition to or as a substitute for or superior to U.S. GAAP net income. In addition, our definition of adjusted net income may be different from the definition of such term used by other companies, and therefore comparability may be limited.

Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the following table：

	For the six months ended June 30,
	2021*	2022
	US$	US$
Operating loss from continuing operations	(16,211)	(27,584)

Adjustment for share-based compensation expenses	62	4,474
Adjustment for impairment of property and equipment	—	836
Adjustment for changes in fair value of derivative instrument	(836)	—
Adjustment for changes in fair value of contingent considerations	—	(1,247)
Adjusted operating loss from continuing operations (non-GAAP)	(16,985)	(23,521)

Net loss attributable to BIT Mining Limited	(13,140)	(24,036)
Net loss attributable to BIT Mining Limited from discontinued operations	(1,998)	—
Net loss from continuing operations attributable to BIT Mining Limited	(11,142)	(24,036)
Adjust for continuing operations:
Adjustment for share-based compensation expenses	62	4,474
Adjustment for gain on previously held equity interest	(5,500)	—
Adjustment for impairment of property and equipment	—	836
Adjustment for changes in fair value of derivative instrument	(836)	—
Adjustment for changes in fair value of contingent considerations	—	(1,247)
Adjusted net loss from continuing operations attributable to BIT Mining Limited (non-GAAP)	(17,416)	(19,973)

Adjusted net loss from discontinued operations attributable to BIT Mining Limited (non-GAAP)	(1,998)	—
Adjusted net loss attributable to BIT Mining Limited (non-GAAP)	(19,414)	(19,973)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	542,881,582	717,955,865
Diluted	542,881,582	717,955,865

Losses per share attributable to BIT Mining Limited (non-GAAP)-Basic
Net loss from continuing operations (non-GAAP)	(0.032)	(0.028)
Net loss from discontinued operations (non-GAAP)	(0.004)	—
Net loss (non-GAAP)	(0.036)	(0.028)
Losses per share attributable to BIT Mining Limited (non-GAAP)-Diluted
Net loss from continuing operations (non-GAAP)	(0.032)	(0.028)
Net loss from discontinued operations (non-GAAP)	(0.004)	—
Net loss (non-GAAP)	(0.036)	(0.028)

The six months ended June 30, 2022 compared with the six months ended June 30, 2021 from continuing operations

Revenues

Our total revenues increased from US$438.0 million for the six months ended June 30, 2021 to US$492.2 million for the six months ended June 30, 2022, primarily attributable to our mining pool business.

Revenues generated from our mining pool business, which was consolidated from April 15, 2021, were US$450.8 million and accounted for approximately 91.6% of total revenues for the six months ended June 30, 2022. We recognize the mining pool revenues on a gross basis. The corresponding cost of revenue of the mining pool business was US$448.0 million, primarily attributable to the allocation to pool participants.

Revenues generated from our cryptocurrency mining business, which we started in February 2021, were US$37.8 million and accounted for approximately 7.7% of total revenues for the six months ended June 30, 2022.

Revenues generated from our data center business were US$3.4 million, which was attributable to the Ohio mining site and accounted for approximately 0.7% of total revenues for the six months ended June 30, 2022.

Operating costs and expenses

Our operating costs and expenses increased significantly from US$437.2 million for the six months ended June 30, 2021 to US$504.3 million for the six months ended June 30, 2022, primarily due to the following:

Cost of revenue. Our cost of revenue increased from US$427.3 million for the six months ended June 30, 2021 to US$489.4 million for the six months ended June 30, 2022. The increase was primarily due to an increase of US$42.7 million in cost for the allocation to pool participants associated with the mining pool business, an increase of US$13.6 million in depreciation and amortization expenses related to new acquisition data centers and intangible assets and an increase of US$4.4 million in service expenses associated with our cryptocurrency mining business.

Sales and marketing expenses. Sales and marketing expenses decreased by 40.0% from US$0.5 million for the six months ended June 30, 2021 to US$0.3 million for the six months ended June 30, 2022. The decrease was mainly due to including a decrease of US$0.2 million in marketing and promotion expenses.

General and administrative expenses. General and administrative expenses increased by 44.2% from US$8.6 million for the six months ended June 30, 2021 to US$12.4 million for the six months ended June 30, 2022. The increase was mainly due to (i) an increase of US$3.0 million in share-based compensation expenses associated with share options granted to our directors and employees mainly expensed in 2022, (ii) an increase of US$0.8 million in salary and benefit expenses for employees, which was primarily caused by an increase in employee headcount from acquired companies since March 2021, (iii) an increase of US$0.7 million in travel, communication and other business expenses, and (iv) an increase of US$0.5 million in depreciation expenses mainly associated with mining machines of Loto Interactive in Kazakhstan, which was partially offset by a decrease of US$1.3 million in third-party professional service fees mainly associated with our acquisition activities.

Service development expenses. Service development expenses increased by 144.4% from US$0.9 million for the six months ended June 30, 2021 to US$2.2 million for the six months ended June 30, 2022. The increase was primarily due to an increase of US$1.3 million in salary and benefit expenses for employees primarily due to the increase in the number of employees from acquired companies since March 2021.

Other operating income

Other operating income increased from US$46,000 for the six months ended June 30, 2021 to US$0.3 million for the six months ended June 30, 2022.

Net loss on disposal of cryptocurrencies

Net loss on disposal of cryptocurrencies decreased from US$8.6 million for the six months ended June 30, 2021 to US$2.1 million for the six months ended June 30, 2022, which was related to decreasing market prices for cryptocurrencies by using first-in-first-out (“FIFO”) to calculate the cost of disposition.

Impairment of cryptocurrency assets

Impairment of cryptocurrency assets increased from US$8.9 million for the six months ended June 30, 2021 to US$12.6 million for the six months ended June 30, 2022, mainly due to the provisions for impairment of cryptocurrency assets held as a result of fluctuations in cryptocurrency prices.

Changes in fair value of contingent considerations

Changes in fair value of contingent consideration was US$1.2 million for the six months ended June 30, 2022, which was mainly due to re-measurement of the fair value of the contingent considerations related to the combination with BTC.com in April 2021.

Impairment of property and equipment

Impairment of property and equipment was US$0.8 million for the six months ended June 30, 2022, which was mainly due to a provision for impairment of mining machines of Loto Interactive in Kazakhstan.

Operating loss

As a result of the foregoing factors, we recorded operating loss of US$27.6 million for six months ended June 30, 2022, representing an increase of US$11.4 million, compared with operating loss of US$16.2 million for the six months ended June 30, 2021.

Gain on previously held equity interest

Gain on previously held equity interest was nil for the six months ended June 30, 2022 as compared to US$5.5 million for the six months ended June 30, 2021, which was related to the re-measurement of the previously-held equity interest in Loto Interactive at the acquisition date fair value on March 31, 2021.

Loss before income taxes

Loss before income taxes was US$27.0 million for the six months ended June 30, 2022, an increase of US$15.2 million compared with loss before income taxes of US$11.8 million for the six months ended June 30, 2021.

Income tax expense

We recorded income tax expense of nil for the six months ended June 30, 2021 and 2022.

Net loss

As a result of the foregoing factors, we recorded net loss of US$ US$27.0 million for the six months ended June 30, 2022, as compared to net loss of US$11.8 million for the six months ended June 30, 2021.

Net loss attributable to BIT Mining Limited

We recorded net loss attributable to BIT Mining Limited of US$24.0 million for the six months ended June 30, 2022, as compared to net loss attributable to BIT Mining Limited of US$11.1 million for the six months ended June 30, 2021. We also recorded non-GAAP net loss attributable to BIT Mining Limited of US$20.0 million for the six months ended June 30, 2022, as compared to non-GAAP net loss attributable to BIT Mining Limited of US$17.4 million for the six months ended June 30, 2021.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash provided by our operating activities and proceeds from the issuances of preferred shares and ordinary shares. As of June 30, 2022, we had US$26.5 million in cash and cash equivalents.

As a holding company with no material operations of our own, we conduct our operations primarily through our wholly- and majority-owned subsidiaries outside mainland China.

We believe that our current cash on hand, along with the net proceeds we have received from our private placements, will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of this interim report, after taking into consideration our disposal in July 2022 of the equity interest of Loto Interactive, which generated little revenues from daily operations. We also have reduced our expenditures, such as overhead or administrative expenditures and marketing expenses since 2019 and started to mine bitcoins from our cryptocurrency mining business in February 2021. Cumulatively, all of these factors will have a positive impact on our cash flows for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2021 and 2022 indicated.

	Periods ended June 30,
	2021*	2022
	US$	US$
Net cash used in operating activities	(16,804)	(46,756)
Net cash (used in) provided by investing activities	(32,746)	35,058
Net cash provided by financing activities	54,455	20,785
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,418	(394)
Cash, cash equivalents and restricted cash at the beginning of the period	47,894	17,804
Cash, cash equivalents and restricted cash at the end of the period	54,217	26,497

* The Company has changed its reporting currency from Renminbi (“RMB”) to U.S dollars (“USD”) for the period commencing July 1, 2021. Prior periods’ comparative financial information has been recast as if the Company always used USD as its reporting currency.

Net cash used in operating activities

Net cash used in operating activities for the six months ended June 30, 2022 was US$46.8 million, which was primarily attributable to (i) net loss of US$27.0 million adjusted by subtracting depreciation of property and equipment of US$17.4 million, (ii) impairment of cryptocurrency assets of US$12.6 million, (iii) amortization of intangible assets of US$4.8 million, (iv) share-based compensation of US$4.5 million, (v) net loss on disposal of cryptocurrencies of US$2.1 million, (vi) amortization of right-of-use assets of US$1.2 million, (vii) impairment of property and equipment of US$0.8 million, and (viii) a decrease in prepayments and other current assets of US$8.6 million. Net cash used in operating activities for the six months ended June 30, 2022 was partially offset by (i) gain from equity method investments of US$0.2 million, (ii) changes in fair value of contingent considerations of US$1.2 million, (iii) a decrease in accounts payable of US$4.8 million, (iv) an increase in cryptocurrency assets of US$38.5 million, (v) a decrease in amounts due to related parties of US$7.6 million, (vi) a decrease in operating lease labilities of US$1.7 million, (vii) a decrease in accrued expenses and other current liabilities of US$14.9 million, and (viii) an increase in deposits of US$2.3 million.

Net cash used in operating activities for the six months ended June 30, 2021 was US$16.8 million, which was primarily attributable to (i) net loss of US$14.0 million adjusted by subtracting depreciation of property and equipment of US$6.4 million, (ii) impairment of cryptocurrency assets of US$8.9 million, (iii) net loss on disposal of cryptocurrencies of US$8.6 million, (iv) loss from equity method investments of US$0.9 million, (v) an increase in accounts payable of US$10.9 million, and (vi) amortization of intangible assets of US$1.4 million. Net cash used in operating activities for the six months ended June 30, 2021 was partially offset by (i) gain on previously held equity interest of US$5.5 million, (ii) changes in fair value of derivative instrument of US$0.8 million, (iii) gain on disposal of subsidiary of US$0.1 million, (iv) an increase in cryptocurrency assets of US$24.7 million, (v) a decrease in accrued expenses and other current liabilities of US$5.3 million, (vi) a decrease in accrued payroll and welfare payables of US$1.7 million, and (vii) an increase in prepayments and other current assets of US$1.7 million.

Net cash (used in) provided by investing activities

Net cash provided by investing activities for the six months ended June 30, 2022 was US$35.1 million, which was primarily attributable to (i) cash received from disposal of cryptocurrency assets of US$34.4 million, and (ii) cash received from return on long-term investments of US$1.5 million. Net cash provided by investing activities for the six months ended June 30, 2022 was partially offset by cash paid for acquisition of property and equipment of US$0.8 million.

Net cash used in investing activities for the six months ended June 30, 2021 was US$32.7 million, which was primarily attributable to (i) cash paid for acquisition of property and equipment of US$25.4 million, (ii) cash paid for business combination, net of cash received of US$6.6 million, and (iii) cash paid for additional interest acquired for Loto Interactive of US$3.4 million. Net cash used in investing activities for the six months ended June 30, 2021 was partially offset by (i) cash received from disposal of cryptocurrency assets of US$1.6 million, (ii) cash received from return on long-term investments of US$0.5 million, and (iii) cash proceeds from disposal of long-term investments of US$0.4 million.

Net cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2022 was US$20.8 million, which was primarily attributable to (i) proceeds from issuance of ordinary shares for private placement of US$14.5 million, and (ii) proceeds from short-term borrowings of US$6.3 million.

Net cash provided by financing activities for the six months ended June 30, 2021 was US$54.5 million, which was primarily attributable to (i) proceeds from the exercise of share-based awards of US$2.5 million, (ii) proceeds from short-term borrowings of US$47.0 million, and (iii) Proceeds from issuance of ordinary shares for private placements of US$11.6 million. Net cash provided by financing activities for the six months ended June 30, 2021 was partially offset by repayment on short-term borrowings of US$6.6 million.

The six months ended June 30, 2021 from discontinued operations

Net Loss from Discontinued Operations, Net of Taxes

Net loss from discontinued operations, net of taxes was US$2.2 million for the six months ended June 30, 2021. It was mainly due to the disposal of the Company’s Chinese lottery-related business and termination of its lottery business-related VIE contracts in July 2021. The comparative financial information for the six months ended June 30, 2021 have been reclassified to reflect the Chinese lottery-related business as a discontinued operation.

Cash and Cash Equivalents and Restricted Cash

As of June 30, 2022, the Company had cash and cash equivalents of US$26.4 million and restricted cash of US$0.1 million, compared with cash and cash equivalents of US$17.7 million and restricted cash of US$0.1 million as of December 31, 2021.

Cryptocurrency Assets

As of June 30, 2022, the Company had cryptocurrency assets of US$15.4 million in aggregate, which are the equivalent of 349 Bitcoins, 3,325 Ethereum, 53.6 million Dogecoins and various other cryptocurrency assets, including those generated from its mining pool and cryptocurrency mining businesses.

Capital Expenditures

We made capital expenditures, including for property and equipment and intangible assets, of US$25.4 million and US$0.8 million for the six months ended June 30, 2021 and 2022, respectively. We expect that our capital expenditures will increase in the future, as we plan to expand our cryptocurrency mining operation and data center business internationally.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

•	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;
•

developments in, or changes to, laws, regulations, governmental policies, incentives, taxation and regulatory and policy environment affecting our operations and the cryptocurrency and blockchain industry;

•	our future business development, financial condition and results of operations;
•	expected changes in our revenues, costs or expenditures;
•	general business, political, social and economic conditions in mainland China and the international markets we have operations; and
•	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law; we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.